Exhibit 4.1

DESCRIPTION OF SECURITIES

The following is a summary of the material terms and provisions of the securities of Logiq, Inc. (“us,” “our,” “we” or the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and certain provisions of our certificate of incorporation, as amended, and bylaws, as amended and restated, that are currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of certificate of incorporation, as amended (“Charter”), and amended and restated bylaws (“Bylaws”), each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Charter, Bylaws and the applicable portions of the DGCL carefully.

General

Our authorized capital stock consists of 250,000,000 shares, all with a $0.0001 par value of per share, of common stock.

Common Stock

Our common stock is listed on OTCQX Market under the symbol, “LGIQ”.”

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the holders of common stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors of the Company (the “Board”) out of funds legally available therefore.  In the event we have liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.  Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

On April 21, 2021, the Company adopted a Majority Voting Policy (the “Policy”) with respect to the election of directors. Under the Policy, in an uncontested election of directors, any director nominee who receives a greater number of votes “withheld” than votes “for” his or her election at a meeting of shareholders of the Company must promptly tender his or her resignation to the chairman of the Board. Following receipt of such resignation, the Governance Committee of the Board (the “Committee”) will consider the resignation and recommend to the Board whether to accept such tendered resignation. Except in special circumstances, the Committee will be expected to accept and recommend acceptance of the resignation by the Board. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) will be issued within 90 days following the date of the relevant meeting of shareholders and a copy of the press release will be sent concurrently to the NEO Exchange, provided that the Company’s common stock is then listed for trading on the NEO Exchange. The director’s resignation, if accepted, will become effective immediately upon acceptance thereof by the Board.

Any director who tenders his or her resignation pursuant to the Policy will not participate in the recommendation of the Committee or the decision of the Board with respect to such resignation.

Any restrictions imposed by applicable law, where the Board accepts a resignation in accordance with the Policy, the Board may (i) leave the director vacancy unfilled until the next annual meeting of shareholders, (ii) fill the vacancy through the appointment of a new director, or (iii) call a special meeting of shareholders at which a new candidate will be presented to fill the vacant position.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Charter and Bylaws

Some provisions of our Charter and our Bylaws contain provisions that may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions:

●	authorize our board of directors to issue up to 250,000,000 shares of authorized common stock;

●	specify that special meetings of our stockholders can be called only by the Chairman of our board of directors, President, or Vice President; and

●	provide that stockholders will not be allowed to vote cumulatively in the election of directors.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.